Exhibit 99

AUDITED COMBINED FINANCIAL STATEMENTS

The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2016, 2015, and 2014
With Report of Independent Auditors

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2016, 2015 and 2014

Table of Contents

Report of Independent Auditors ..................................................................................................    1

Audited Combined Financial Statements

Report of Independent Auditors

The Board of Directors and Shareholders
NACCO Industries, Inc.

We have audited the accompanying combined financial statements of The Unconsolidated Mines of The North American Coal Corporation, which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of net income, equity, and cash flows for each of the three years in the period ended December 31, 2016, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2016 and 2015, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 1, 2017

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets

	December 31
	2016	2015
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$15,350	$25,159
Accounts receivable	42,529	28,181
Accounts receivable from affiliated companies	4,329	6,813
Inventories	96,822	98,447
Other current assets	915	1,179
Total current assets	159,945	159,779

Property, plant and equipment:
Coal lands and real estate	114,956	115,119
Advance minimum royalties	1,328	1,331
Plant and equipment	1,174,629	1,064,678
Construction in progress	679	110,034
	1,291,592	1,291,162
Less allowance for depreciation, depletion,
and amortization	(581,353)	(554,303)
	710,239	736,859
Deferred charges:
Deferred lease costs	15,045	–
Other	1,241	1,481
	16,286	1,481

Other assets:
Note receivable from Parent Company	387	2,104
Other investments and receivables	164,471	168,484
	164,858	170,588
Total assets	$1,051,328	$1,068,707

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets (Continued)

	December 31
	2016	2015
	(In thousands)
Liabilities and equity
Current liabilities:
Accounts payable	$25,507	$31,162
Accounts payable to affiliated companies	8,651	2,679
Current maturities of long-term obligations	64,871	70,387
Other current liabilities	26,216	25,022
Total current liabilities	125,245	129,250

Long-term obligations:
Advances from customers	223,666	222,716
Notes payable	240,834	241,925
Capital lease obligations	191,414	215,285
	655,914	679,926
Noncurrent liabilities:
Deferred income taxes	23,654	23,133
Mine closing accrual	196,362	170,562
Deferred lease costs	–	86
Pension and post-retirement benefits	37,171	56,805
Other accrued liabilities	6,507	4,720
	263,694	255,306
Equity:
Common stock and membership units	203	199
Capital in excess of stated value	791	791
Retained earnings	5,481	3,235
	6,475	4,225

Total liabilities and equity	$1,051,328	$1,068,707

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income

	Years Ended December 31
	2016	2015	2014
	(In thousands)

Lignite tons delivered	29,601	27,067	26,676

Income:
Revenue	$644,569	$604,161	$573,980
	644,569	604,161	573,980

Cost and expenses:
Cost of sales	498,447	474,441	442,419
Depreciation, depletion, and amortization	65,674	59,202	58,759
	564,121	533,643	501,178
Operating profit	80,448	70,518	72,802

Other (expense) income
Interest, net	(25,721)	(22,435)	(24,811)
Gain on sale of assets	511	350	406
	(25,210)	(22,085)	(24,405)
Income before income taxes	55,238	48,433	48,397

Income taxes	13,842	10,037	11,068

Net income	$41,396	$38,396	$37,329

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity

	Years Ended December 31
	2016	2015	2014
	(In thousands)
Common stock and membership units:
Beginning balance	$199	$199	$199
Issuance of membership units	4	–	–
	203	199	199

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	3,235	3,230	3,468
Net income	41,396	38,396	37,329
Dividends paid	(39,150)	(38,391)	(37,567)
	5,481	3,235	3,230

Total equity	$6,475	$4,225	$4,220

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows

	Years Ended December 31
	2016	2015	2014
	(In thousands)
Operating activities
Net income	$41,396	$38,396	$37,329
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion, and amortization	65,674	59,202	58,759
Amortization of deferred financing costs	461	31	31
Gain on sale of assets	(511)	(350)	(406)
Equity income (earned) received in cooperatives	(127)	500	(858)
Mine closing accrual	8,333	6,348	2,424
Deferred lease costs	5,692	5,256	3,899
Deferred income taxes	765	(1,802)	(1,556)
Post-retirement benefits and other accrued liabilities	(10,309)	(778)	(1,393)
Amortization of advance minimum royalties	42	28	49
Other noncurrent assets	(4,369)	(18,621)	(16,002)
	107,047	88,210	82,276
Working capital changes:
Accounts receivable	(15,084)	(12,684)	6,850
Inventories	1,625	(1,393)	(6,047)
Accounts payable and other accrued liabilities	2,677	(50,575)	29,050
Other changes in working capital	(846)	(426)	(136)
	(11,628)	(65,078)	29,717
Net cash provided by operating activities	95,419	23,132	111,993

Investing activities
Expenditures for property, plant, and equipment	(31,424)	(128,906)	(51,747)
Additions to advance minimum royalties	(49)	(51)	(80)
Proceeds from sale of property, plant, and equipment	6,755	1,768	2,771
Net cash used for investing activities	(24,718)	(127,189)	(49,056)

Financing activities
Additions to advances from customer, net	1,331	22,791	15,048
Payments received on note from Parent Company, net	1,187	1,361	1,540
Additions to long-term obligations	–	171,540	–
Repayment of long-term obligations	(43,699)	(43,426)	(44,373)
Notes receivable	–	160	107
Financing fees paid	(183)	(2,375)	–
Capital contribution	4	–	–
Dividends paid	(39,150)	(38,391)	(37,567)
Net cash (used for) provided by financing activities	(80,510)	111,660	(65,245)

(Decrease) increase in cash and cash equivalents	(9,809)	7,603	(2,308)
Cash and cash equivalents at beginning of year	25,159	17,556	19,864
Cash and cash equivalents at end of year	$15,350	$25,159	$17,556

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

December 31, 2016, 2015 and 2014

1.	Organization
The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, Liberty Fuels, LLC, Bisti Fuels Company, LLC, NAM-CSA, LLC, NAM-MCA, LLC, and NAM-WFA, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).

The Parent Company provides value-added mining services for independently owned limerock quarries through its North American Mining (NAM) division. NAM is reimbursed by its customers based on actual costs plus a management fee. The financial results of certain NAM operations, including NAM-CSA, LLC, NAM-MCA, LLC, and NAM-WFA, LLC, are included in the unconsolidated mining operations based on each entity’s structure.

The Company applies the provisions of Accounting Standards Codification (ASC) 810, Consolidation, which codifies the authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In accordance with ASC 810, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.

The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

1.	Organization (continued)

The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.

Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.

The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated (Sabine Agreement), with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.

The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek, LLC (Coyote), Liberty Fuels Company, LLC (Liberty), Bisti Fuels Company, LLC (Bisti), NAM-CSA, LLC, NAM-MCA, LLC, and NAM-WFA were all formed between 2008 and 2016 to develop, construct, and/or operate lignite surface mines or limerock quarries under long-term contracts for their respective customers. The contracts with the customers provide for reimbursement to the company at a price based on actual costs plus an agreed pre-tax profit per ton of coal or limerock delivered, actual costs plus an agreed upon fee per btu of heating value delivered or actual costs plus a management fee.

Demery commenced delivering coal in 2012. Caddo commenced delivering coal in late 2014. Camino Real commenced delivering coal in October 2015. Coyote began delivering coal in the second quarter of 2016. Liberty began delivering coal to its customer in July 2016 for facility testing and commissioning. During 2016, Bisti completed its transition and in January 2017, it assumed the contract miner role at its customer's existing mine.

Since each of the Unconsolidated Mines has an agreement to provide coal or limerock to their respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

1.	Organization (continued)

if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.

Management performed an evaluation of the Unconsolidated Mines’ activities through March 1, 2017 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

2.	Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal or limerock is delivered. These agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, minimal credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.
Inventories
Coal and supply inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method.
Property, Plant and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

2.	Significant Accounting Policies (continued)

and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally a units-of-production method. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining or coal sales agreements.

Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires an asset’s retirement cost to be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset and accumulated depreciation is recorded in property, plant, and equipment in the accompanying balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

2.	Significant Accounting Policies (continued)

Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $12,418, $10,321 and $9,983 in 2016, 2015 and 2014, respectively, are included in cost of sales, which increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2016	2015
Beginning balance	$170,562	$129,093
Liabilities incurred during the period	18,936	33,386
Liabilities settled during the period	—	(311)
Accretion expense	8,333	6,659
Revision in cash flows	(1,469)	1,735
	$196,362	$170,562

Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, accounts payable, accounts payable to affiliated companies and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.

3.	Inventories

	December 31
	2016	2015
Coal	$28,030	$28,041
Supplies	68,792	70,406
	$96,822	$98,447

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

4.	Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2016	2015
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$70,787	$59,639
Pension and retiree medical obligation	46,963	60,545
Reclamation bond	20,622	20,622
Investment in cooperatives	16,031	15,883
Other	10,068	11,795
	$164,471	$168,484

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

5.	Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2016	2015
Accrued payroll	$16,310	$17,579
Other	9,906	7,443
	$26,216	$25,022

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

6.	Advances From Customers and Notes Payable

Advances from Customers
Advances from customers represent undiscounted amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur an average weighted interest rate of 4.321%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, in accordance with the funding agreement with the customer.

Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2017	$6,588
2018	6,588
2019	6,588
2020	6,588
2021	6,588
Thereafter	92,384
$125,324
Advances with unspecified repayment schedule	113,717
Total advances from customers	239,041
Less current maturities	15,375
Total long-term advances from customers	$223,666

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

6.	Advances From Customers and Notes Payable (continued)

Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Coyote and Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Notes payable consist of the following:

	December 31
	2016	2015
Borrowings under a revolving credit agreement that expires July 31, 2017, to a bank providing for borrowings up to $20,000. Interest is based on the bank’s daily cost of funds plus 1.75% (1.75% and 1.75% at December 31, 2016 and 2015, respectively)	$—	$—
KeyBank – Revolving line of credit due March 16, 2020, providing for borrowing up to $105.0 million. Interest is based on the base rate plus 0.75% at December 31, 2016 and on LIBOR plus 1.75% at December 31, 2016, on the unpaid balance (interest rate of 4.50% and 2.50% at December 31, 2016)	39,300	37,000
AIG – Secured note payable due December 28, 2040 with monthly principal and interest payments to begin on July 28, 2016 at an interest rate of 4.39% on the unpaid balance.	130,910	134,540
Secured note payable due August 21, 2031 with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	50,375	53,625
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Win Trust note#1 due August 30, 2023 with monthly principal and interest payments at an interest rate of 3.50%, Win Trust note#2 due December 30, 2023 with monthly principal and interest payments at an interest rate of 4.28%	9,968	—
Other	648	256
Total notes payable	$256,201	$250,421
Less current portion	13,945	7,215
Less deferred financing fees	$1,422	$1,281
Long-term portion of notes payable	$240,834	$241,925

Under the terms of all note agreements, substantially all assets of Coyote and Sabine are pledged and all rights under the mining or coal sales agreements are assigned.
Notes payable maturities for the next five years are as follows:

2017	$13,945
2018	13,208
2019	13,238
2020	13,146
2021	13,046
Thereafter	189,618
Total	$256,201

Commitment fees paid to banks were approximately $297, $223 and $79 in 2016, 2015 and 2014, respectively, and are included in interest expense in the accompanying combined statements of net income.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans
Defined Benefit Plans
The Unconsolidated Mines’ maintain various defined benefit pension plans that provide benefits based on tears of service and average compensation during certain periods. Prior to 2014, the Ultimate Parent Company amended the Combined Defined Benefit Plan for the Ultimate Parent Company and its subsidiaries (the Combined Plan) to freeze pension benefits for all employees effective as of the close of business on December 31, 2013. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans.

The Company also approved freezing all pension benefits under its Supplemental Retirement Benefit Plan (the SERP). In years prior to 2014, benefits other than COLA’s were frozen for all SERP participants. Effective as of the close of business on December 31, 2013, all COLA benefits under the SERP were eliminated for all plan participants.

The Unconsolidated Mines made contributions to the defined benefit pension plan of $0, $61 and $2,213 in 2016, 2015 and 2014, respectively. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $7,768 in 2017, $8,356 in 2018, $8,973 in 2019, $9,643 in 2020, $10,292 in 2021, and $58,184 in the five years thereafter.

The following is a detail of the net periodic pension income of the Unconsolidated Mines, using assumed discount rates ranging from 4.20% to 4.35% in 2016 and 3.95% to 4.00% in 2015:

	Year Ended December 31
	2016	2015	2014
Interest cost	$8,134	$7,968	$7,983
Expected return on plan assets	(12,741)	(12,589)	(11,739)
Amortization of actuarial loss	584	1,066	105
Amortization of prior service cost	—	8	26
Net periodic pension income	$(4,023)	$(3,547)	$(3,625)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2016	2015	2014
Current year actuarial (gain) loss	$(6,310)	$1,474	$31,590
Amortization of actuarial loss	(584)	(1,066)	(105)
Recognition of prior service cost	—	(8)	(26)
Asset transfer	—	(239)	(174)
Amount recognized in long-term receivable	$(6,894)	$161	$31,285

The following sets forth the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2016	2015
Change in benefit obligation:
Projected benefit obligation at beginning of year	$194,010	$204,776
Interest cost	8,134	7,968
Actuarial gain	(3,198)	(11,603)
Benefits paid	(7,386)	(6,827)
SERP transfer to Parent	—	(304)
Projected benefit obligation at end of year	$191,560	$194,010

	December 31
	2016	2015
Change in plan assets:
Fair value of plan assets at beginning of year	$166,569	$173,823
Actual return (loss) on plan assets	12,346	(143)
Beginning of year adjustment	3,508	(268)
Employer contributions	—	61
Benefits paid	(7,386)	(6,827)
Asset transfers	—	(77)
Fair value of plan assets at end of year	$175,037	$166,569

Funded status at end of year	$(16,523)	$(27,441)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

	December 31
	2016	2015
Amounts recognized in the combined balance sheets consist of:
Noncurrent liabilities	$16,523	$(27,441)
Components of long-term receivables from customers consist of:
Actuarial loss	$33,762	$40,656

The actuarial loss included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2017 is $458 ($298 net of tax).
The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company establishes the expected long-term rate of return assumption for plan assets by considering the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.
Expected returns are based on a calculated market related value. Under this methodology, asset gains and losses resulting from actuarial returns that differ from the expected returns are recognized in the market related value of assets ratably over three years.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2016	Actual 2015	Target Allocation Range
U.S. equity securities	46.4%	52.2%	36.0%–54.0%
Non-U.S. equity securities	19.6	12.3	16.0%–24.0%
Fixed income securities	33.6	35.1	30.0%–40.0%
Money market	0.4	0.4	0.0%–10.0%

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans is determined using quoted market prices in active markets for identical assets, or Level 1 inputs in the fair value hierarchy. Following are the values as of December 31:

	2016	2015
U.S. equity securities	$81,158	$87,181
Non-U.S equity securities	34,322	20,235
Fixed income securities	58,925	58,594
Money market	632	559
Total	$175,037	$166,569

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to grandfathered eligible retired employees, including employees of the Unconsolidated Mines. Effective December 31, 2008, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $2,145 in 2017, $2,230 in 2018, $2,481 in 2019, $2,678 in 2020, $2,597 in 2021 and $10,929 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.40% and 3.25% in 2016 and 2015, respectively:

	Year Ended December 31
	2016	2015	2014
Service cost	$591	$653	$674
Interest cost	1,067	918	1,050
Expected return on plan assets	(69)	(168)	(227)
Amortization of actuarial loss	1,234	705	672
Amortization of prior service credit	(145)	(247)	(417)
Net periodic postretirement expense	$2,678	$1,861	$1,752

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers

	Year Ended December 31
	2016	2015	2014
Current year actuarial (gain) loss	$(9,417)	$3,698	$718
Amortization of actuarial loss	(1,234)	(705)	(672)
Amortization of prior service credit	145	247	417
Amount recognized in long-term receivable	$(10,506)	$3,240	$463

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$31,888	$28,473
Service cost	591	653
Interest cost	1,067	918
Actuarial (gain) loss	(9,497)	3,461
Benefits paid	(1,257)	(1,617)
Benefit obligation at end of year	$22,792	$31,888

Change in plan assets:
Fair value of plan assets at beginning of year	$1,753	$3,399
Actual loss on plan assets	(12)	(68)
Employer contributions	605	389
Benefits and taxes paid	(1,638)	(1,967)
Fair value of plan assets at end of year	$708	$1,753

Funded status at end of year	$(22,084)	$(30,135)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

	December 31
	2016	2015
Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$(1,436)	$(1,142)
Noncurrent liabilities	(20,648)	(28,993)
	$(22,084)	$(30,135)

Components of long-term receivables from customers consist of:
Actuarial (gain) loss	$(374)	$10,277
Prior service cost (credit)	54	(91)
	$(320)	$10,186

The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic cost in 2017 is $56 ($36 net of tax).
Two of the Unconsolidated Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. One of the trusts was terminated during 2016. No cash contributions to the VEBA trust were made in 2016 and 2015. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2016:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost	$114	$(108)
Effect on postretirement benefit obligation	$1,383	$(1,323)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2016	2015	2014
Weighted-average discount rates – pension	4.00% - 4.05%	4.20% - 4.35%	3.95%
Weighted-average discount rates – postretirement	3.25%	3.4%	3.25%
Rate of increase in compensation levels	NA	NA	NA
Expected long-term rate of return on assets-pension	7.5%	7.75%	7.75%
Expected long-term rate of return on assets-postretirement	5.75%	6%	6%
Health care cost trend rate assumed for next year	7.25%	6.75%	7%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2025	2025	2021

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $7,389 in 2016, $6,879 in 2015 and $6,469 in 2014 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $6,987 in 2016, $6,448 in 2015 and $5,750 in 2014.

8.	Leasing Arrangements and Other Commitments

The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2037. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

8.	Leasing Arrangements and Other Commitments (continued)

Future minimum lease payments as of December 31, 2016, for all capital lease obligations are as follows:

2017	$43,835
2018	40,338
2019	35,812
2020	23,130
2021	20,117
Thereafter	119,732
Total minimum lease payments	282,964
Amounts representing interest	(55,999)
Present value of net minimum lease payments	226,965
Current maturities	(35,551)
Long-term capital lease obligations	$191,414

As of December 31, 2016, $116,587 of the long-term capital lease obligations and $14,765 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statements of net income. Assets recorded under capital leases are included in property, plant, and equipment and consist of the following:

	December 31
	2016	2015

Plant and equipment	$417,867	$468,029
Accumulated amortization	(208,242)	(206,694)
	$209,625	$261,335

Under the provisions of the mining or coal sales agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

8.	Leasing Arrangements and Other Commitments (continued)

Future minimum lease payments on long-term cancelable operating leases at December 31, 2016, are as follows:

2017	$2,914
2018	2,802
2019	2,848
2020	2,851
2021	2,916
Thereafter	2,122
$16,453

Rental expense for all operating leases was $10,129 in 2016, $7,887 in 2015 and $4,642 in 2014.

9.	Income Taxes

The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
The provision for income taxes consists of the following:

	Year Ended December 31
	2016	2015	2014
Current:
Federal	$13,077	$11,839	$12,624
Total current tax provision	13,077	11,839	12,624

Deferred:
Federal	765	(1,802)	(1,556)
Total deferred tax provision (benefit)	765	(1,802)	(1,556)
Total provision for income taxes	$13,842	$10,037	$11,068

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

9.	Income Taxes (continued)

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2016	2015
Deferred tax assets:
Accrued expense and reserves	$8,738	$10,403
Asset valuation	6,886	6,664
Inventory	3,389	3,791
Tax Attribute Carryforward	2,355	1,845
Other employee benefits	3,674	3,633
Total deferred tax assets	25,042	26,336
Deferred tax liabilities:
Property, plant, and equipment	(41,284)	(41,017)
Pensions	(7,412)	(8,452)
Total deferred tax liabilities	(48,696)	(49,469)
Net deferred tax liability	$(23,654)	$(23,133)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2016 or 2015.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

10.	Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, and accounts payable and accounts payable to affiliated companies approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2016	2015
Fair value:
Notes payable	$(247,646)	$(249,308)
Advances from customers	$(162,464)	$(163,897)

Carrying value:
Notes payable	$(256,201)	$(250,421)
Advances from customers	$(239,041)	$(237,711)

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

11.	Equity

The components of common stock and capital in excess of stated value at December 31, 2016 is as follows:

	Common Stock	Capital in Excess of Stated Value

Coteau common stock, without par value (stated value $10 per share) – authorized 1,000 shares; issued and outstanding 100 shares	1	791

Falkirk common stock, without par value (stated value $1,919.30 a share) – authorized 1,000 shares; issued and outstanding 100 shares	192	—

Sabine common stock, $1 par value – authorized, issued and outstanding 1,000 shares	1	—

Demery membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Caddo membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Camino Real membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Liberty membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Coyote Creek membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

Bisti Fuels membership units, $10 par value – authorized, issued and outstanding 100 shares	1	—

NAM membership units, $10 par value – authorized, issued and outstanding 300 shares	3	—

	$203	$791

As noted previously, Demery, Caddo, Camino Real, Liberty, Coyote, Bisti and NAM were all formed between 2008 and 2016. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

12.	Supplemental Cash Flow Information

	December 31
	2016	2015	2014
Cash paid (received) during the year for:
Interest	$25,112	$25,022	$24,968
Income taxes	6,198	12,214	12,087
Property, plant, and equipment:
Capital leases and land	10,221	7,548	4,808
Deferred lease costs	20,850	456	(202)
Lease obligations	(31,071)	2,011	(7,606)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	17,469	35,115	—
Change in receivables from customers including depreciation billed	11,148	10,010	5,611

Change in liabilities	(25,800)	(41,463)	(2,424)

13.	Transactions With Affiliated Companies

Costs and expenses include net payments of approximately $6,176, $4,407 and $3,274 in 2016, 2015 and 2014, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition, accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the unconsolidated mines.
The note receivable from Parent Company of $387 and $1,446 in 2016 and 2015, respectively, is a demand note with interest of 0.66% at December 31, 2016 and 0.55% at December 31, 2015.
The Parent Company is a party to certain guarantees related to Coyote. Under certain circumstances of default or termination of Coyote’s Lignite Sales Agreement (LSA), the Parent Company would be obligated for payment of a "make-whole" amount to Coyote’s third party lenders. The “make-whole” amount is based on the excess, if any, of the discounted value of the remaining scheduled debt payments over the principal amount. In addition, in the event Coyote’s LSA is terminated on or after January 1, 2024 by Coyote’s customers, the Parent Company is obligated to purchase Coyote’s dragline and rolling stock for the then net book value of those assets. To date, no payments have been required from the Parent Company since the inception of these guarantees. The Parent Company believes that the likelihood of future performance under the guarantees is remote, and no amounts related to these guarantees have been recorded.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

14.	Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Unconsolidated Mines do not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Unconsolidated Mines disclose the nature of the contingency and, in some circumstances, an estimate of the possible loss.
These matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Unconsolidated Mines’ financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.